February 8, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ajay Koduri

Re:	3DIcon Corporation

Amendment No. 5 to

Registration Statement on Form S-1

Filed January 31, 2013

File No. 333-182532

Dear Mr. Koduri:

We are counsel to 3DIcon Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) provided verbally by the Staff on February 7, 2013 (the “Verbal Comments”) relating to the Company’s Registration Statement on Form S-1/A filed on January 31, 2013 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No.6 to the Form S-1, which amendment was filed on February 8, 2013 (“Amendment No.6”). For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Verbal Comments.

General

1.	Please clarify your disclosures on pages 11, 12, 23 and 43. In particular, make clear the dollar amounts outstanding for each of the notes issued to JMJ, GCA, Widener and Keen. In addition, please make clear that the shares of Common Stock being registered are only shares into which the principal amounts actually advanced (as opposed to principal not yet advanced) to the Company are convertible.

Response:

The Company has updated the disclosure, particularly in the Selling Stockholders section (as requested), to reflect the difference between principal actually advanced to the Company and undrawn principal amounts yet to be advanced to the Company. Furthermore, the disclosures in Amendment No.6 clearly state that the securities being registered correspond only to principal actually advanced.

2.	You seem to have disclosure regarding a primary offering on pages 43 and 47. Please revise or advise.

Response:

The Company revised the Form S-1 to remove all language suggesting a primary offering.

3.	Please update your financials or provide a Recent Development section in your Prospectus Summary and your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company has included a Recent Development section in both the Prospectus Summary and the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please note, however, that the Management’s Discussion and Analysis of Financial Condition and Results of Operations were updated in previous amendments and therefore the Recent Development disclosures may be repetitive of other disclosures in this section.

4.	Please file Exhibit 5.1 with your next amendment.

Response:

The Company filed Exhibit 5.1 with Amendment No.6.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

By:	/s/ Jay Yamamoto for
Greg Sichenzia